FOIA Confidential Treatment Requested By

Restoration Hardware, Inc. Pursuant to 17 C.F.R § 200.83

August 8, 2005

By EDGAR Transmission and

Overnight Delivery

Mr. Will Choi

Branch Chief

United States Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

RE:	Restoration Hardware, Inc.
Form 10-K for Fiscal Year Ended January 29, 2005
Filed April 14, 2005
Form 10-Q for Fiscal Quarter Ended April 30, 2005
File No. 0-24261

Dear Mr. Choi:

This letter is in response to your letter dated July 18, 2005 (the “Comment Letter”) regarding the review by the staff (the “Staff”) of the Securities and Exchange Commission of the financial statements and related disclosures of Restoration Hardware, Inc. (referred to herein as the “Company,” “we,” “our” or “us”) in its Form 10-K for the fiscal year ended January 29, 2005 (the “Form 10-K”) and Form 10-Q for fiscal quarter ended April 30, 2005 (the “Form 10-Q”). The relevant text of the Comment Letter has been included in this letter, and the numbering of the Company’s responses set forth below corresponds to the numbered comments in the Comment Letter.

Pursuant to Rule 83 under the Freedom of Information Act, the Company is requesting that the Securities and Exchange Commission treat confidentially the Company’s response below to the Staff’s comment no. 9 and notify Patricia McKay, the Chief Financial Officer of Restoration Hardware, Inc., 15 Koch Road, Suite J, Corte Madera, CA 94925 (telephone: 1-415-945-3578; facsimile: 1-415-927-7264), of any FOIA request of this correspondence and allow the Company the opportunity to oppose such disclosure.

 General

1.                                      Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Response: We will incorporate the additional disclosures and other revisions noted below in future filings, as applicable.

Form 10-K for Fiscal Year Ended January 29, 2005

Selected Financial Data, page 17

2.                                      Please mark the applicable columns of the Selected Financial Data table “as restated.”

Response:  The Company will mark applicable columnar headings “as restated” in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 18

3.                                      Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes.  For example, you indicate that the favorable change in cost of revenue and occupancy expense as a percentage of revenue from fiscal year 2003 to 2004 was partially due to improved product margins.  Please provide a discussion of the relevant factors and trends that led to the improved product margins.  See SEC Release No. 33-8350.

Response: We will more clearly describe the reasons underlying the intermediate causes of changes in operating results in future filings. In the example noted by the Staff regarding improved product margins, there were holistic changes in our product mix and sourcing strategies that drove improvements in product margins in both segments. Such changes were described in certain paragraphs of “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Overview” on pages 18 and 19 of Form 10-K. In future filings we will also discuss the intermediate causes of changes in operating results in segment discussions where applicable.

We have set forth below an example of the type of additional disclosure the Company will provide in future filings regarding the intermediate causes of changes in operating results.

“The cost of revenue and occupancy increased by $54.5 million in fiscal 2004 as compared to fiscal 2003, or 18%, primarily in support of our revenue growth. These costs rose at a lower rate than revenue as the expansion of product margins by 130 basis points and the leverage of our store occupancy costs of 220 basis points more than offset the higher costs that we continued to experience throughout most of fiscal 2004 in our distribution and supply chain activities of 230 basis points. Product margins expanded in 2004 due to continued shifts in our product mix to higher margin core businesses such as premium textiles, as well as cost improvements realized from the expansion of our international sourcing programs.”

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 18

4.                                      Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item.  For example, with respect to the overall change in selling, general and administrative expenses from fiscal year 2003 to 2004 and fiscal year 2002 to 2003, please quantify the extent to which the changes are attributable to the various contributing factors, such as advertising, payroll, and professional fees expenses.  See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response:  The Company will quantify in future filings where possible those factors contributing to a material change in a financial statement line item between periods. Using the Staff’s example, we have set forth below the type of additional quantitative disclosure the Company will provide regarding such factors.

“Selling, general and administrative expense increased $26.8 million, to $161.9 million for fiscal 2004 from $135.1 million in fiscal 2003.  Approximately half of the increase was related to catalog production and mailing costs, with one fourth of the increase attributable to higher payroll costs. Both of these increases were largely incurred in support of higher sales. The remaining increase is primarily attributable to various selling related expenses such as credit card fees and to a lesser extent administrative expenses including professional fees as well as brand advertising costs.

Selling, general and administrative expense expressed as a percentage of net revenue was consistent at 30.8% for fiscal 2004 and 2003.  We did generate savings in store payroll costs which declined by approximately 90 basis points, reflecting continued management focus and the implementation of tools to manage payroll expense, as well as reductions in other store expenses.  However, due to rapid growth in our direct to customer segment, higher levels of catalog production and mailing had the effect of deleveraging selling, general and administrative costs by 150 basis points and offset the improvements in payroll and expense leverage realized in other cost areas.”

Liquidity and Capital Resources, page 25

5.                                      Please revise your tabular disclosure of contractual commitments to include estimated interest payments on your line of credit.  A footnote to the table should provide appropriate disclosure regarding how you computed the payments.  Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.  If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements.  If material, also include a note to the table to specify that the lease obligation figures do not include insurance, real estate taxes, and repair and maintenance expenses to which the company is obligated.  Provide a context for the reader to understand the impact of these charges on your total lease obligations.  See Item 303(a)(5) of Regulation S-K.

Response: We will add to such table disclosure in future filings regarding interest payments on the Company’s line of credit and include a footnote to the table regarding how we computed those payments.  With regard to the Company’s lease obligations, we will expand our disclosure within the contractual commitments table in future filings to include a footnote to that table explaining that the amounts scheduled for lease obligations do not include insurance, real estate taxes, and repair and maintenance expenses.  As an example, we have set forth below the type of additional disclosure we would provide within the contractual commitments table, including footnotes thereto, on page 27 of the Form 10-K.

	Payments Due By Period
	Total	Fiscal 2005	Fiscal 2006 through 2007	Fiscal 2008 through 2009	Thereafter
	(Dollars in thousands)
Operating leases(1)	$265,446	$40,295	$74,535	$66,328	$84,288
Capital leases	342	204	137	1	—
Line of credit(2)	34,500	34,500	—	—	—
Interest(3)	2,800	2,000	800	—	—
Standby letters of credit	7,937	7,937	—	—	—
Trade letters of credit	4,078	4,078	—	—	—
Purchase obligations for inventory	76,518	76,518	—	—	—
Total	$391,621	$165,532	$75,472	$66,329	$84,288

(1)          Operating lease contractual commitments exclude insurance, real estate taxes, and repair and maintenance expenses related to those locations under operating leases. In fiscal 2004, the Company incurred $16.2 million for these costs.

(2)          Gross of debt issuance costs of $0.7 million.  We do not expect to be required to repay, within one year, the revolving credit facility that is classified as a current liability.

(3)          Interest payments in the future periods have been reflected based on fiscal 2004 debt and interest levels and reflects the June 2006 maturity date of the line of credit.

Critical Accounting Policies, page 28

6.                                      Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the accounting policy disclosures in the financial statement footnotes.  Discuss the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.  For example, please revise your MD&A in future filings to discuss in more detail the basis for the changes in your valuation allowance and highlight the judgments and assumptions involved in evaluating the sufficiency of the remaining valuation allowance.

Response: We will comply with the Staff’s comments in future filings.  In particular, we will provide additional information in future filings as to the assumptions and uncertainties that underlie our critical accounting estimates and related sensitivities, including those factors that influence the reserves. We also will revise our disclosure in our MD&A in future filings by making reference to the notes to our financial statements for a complete listing of our accounting policies, and then discuss only those accounting policies within our MD&A that are subject to judgment, assumptions or uncertainties. For example, under the caption “Revenue Recognition” on page 28 of the Form 10-K, we would eliminate in future filings the first two paragraphs and retain only the discussion of sales returns reserve.

We have set forth below an example of the type of revised disclosure we will provide in future filings regarding our accounting policies and those related to revenue.

“Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). For a complete review of those policies, reference is made to our ‘Notes to our Consolidated Financial Statements, Summary of Business and Significant Accounting Policies.’

Sales returns reserve: We provide an allowance for sales returns based on historical return rates which generally considers both the level of merchandise returns and the time elapsed from the date of sale to the date of return. Should actual return levels increase by 10% in fiscal 2005 or the customer return time lengthen by 10% in fiscal 2005, our results would be negatively impacted by approximately $0.2 million.”

Financial Statements

 (1) Summary of Business and Significant Accounting Policies, page 37

7.                                      Please disclose the types of expenses that you include in the cost of revenue and occupancy line item and the types of expenses that you include in the selling, general and administrative expense line item.  In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in cost of revenue and occupancy.  If you currently exclude a significant portion of these costs from cost of revenue and occupancy, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of revenue and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses.  To the extent it would be material to an investor’s ability to compare your operating results to others in your industry, you should quantify in MD&A the amount of these costs excluded from cost of revenue and occupancy.

Response: The Company will comply with the Staff’s comment in future filings.

All costs incurred within the Company’s distribution network are included in costs of revenue and occupancy. We do not have internal transfer costs and inspection costs are included within receiving costs. We have set forth below an example of the disclosure to be included in future filings regarding the types of expenses included in the cost of revenue and occupancy line item and the types of expenses included in the selling, general and administrative expense line item.

“Cost of Revenue and Occupancy Expense

Cost of revenue and occupancy expense includes the invoice cost of products sold, inbound freight and related importation costs, inventory shrinkage and valuation costs, merchandise procurement and receiving costs, store occupancy costs, product distribution network costs, including occupancy and payroll, and costs of delivery to customers.

Selling, General and Administrative Expense

Selling, general and administrative expense includes employment costs related to store and corporate associates, catalog production and mailing costs, other marketing costs, credit card fees, occupancy costs for corporate associates, professional fees and other store and administrative costs including costs of insurance.”

  (1) Summary of Business and Significant Accounting Policies, page 37

8.                                       Please tell us the nature and terms of any incentives you offer to customers, including discounts coupons, rebates, or free products.  Please also disclose your accounting policy for these types of arrangements, including the statement of operations line item in which each type of arrangement is included.  For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item.  For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-09.

Response: The Company supplementally advises the Staff that the nature of the Company’s business does not require incentives or offers to be provided to the Company’s customers other than those provided at point of sale, which are then recorded as a reduction in revenue. As the Company does not engage in these types of arrangements, an accounting policy on the treatment of such arrangements is not necessary.

(6) Income Taxes, page 47

9.                                       We note that you recorded a $3.0 million reduction of your valuation allowance during fiscal year 2004, reducing it to zero.  Considering the existence of negative evidence under SFAS 109, such as your cumulative operating losses in the past five years, it appears that eliminating your valuation allowance may not be appropriate at January 29, 2005.  Citing the factors in SFAS 109, please explain in detail how you determined that a reduction of the full valuation allowance to zero is appropriate.  Specifically discuss the negative and positive evidence you considered in your evaluation.  As noted in paragraph 103 of SFAS 109, a cumulative loss in recent years is difficult to overcome, requiring positive evidence of sufficient quality and quantity to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed.  A projection of future taxable income is inherently subjective and will generally not be sufficient to overcome negative evidence that includes cumulative losses in recent years.

***Certain portions of the text of this response have been omitted pursuant to a request for confidential treatment. The omitted text has been provided separately to the Securities and Exchange Commission.***

Response: The Company supplementally advises the Staff that it considered the factors noted by the Staff  as part of the Company’s determination of the requirement for a valuation allowance as of January 29, 2005, including consideration of those factors cited in FAS 109.

FAS 109, paragraph 17e, states that a valuation allowance is used to reduce gross deferred tax assets to a net realizable amount when some portion or all of the assets are not expected to produce future tax benefits for the Company. It also states that the valuation allowance should be sufficient “to reduce the deferred tax asset to the amount that is more likely than not to be realized.”   All facts and circumstances are to be taken into account in making this determination.

Assessing the need for and the amount of the valuation allowance for deferred tax assets requires significant judgment.  The FASB acknowledges that it believes more likely than not means a level of likelihood that is more than 50 percent.  Future realization of a deferred tax asset ultimately depends on the existence of sufficient taxable income of the appropriate character in either the carry-back or carry-forward period under the tax law.

The Company followed the FASB’s recommendation in accordance with paragraph 17e that a company should consider the four sources of taxable income in order of the least subjective to the most subjective.  Such order of subjectivity is: (1) carry-backs, (2) reversal of existing temporary differences, (3) tax planning strategies, and (4) future taxable income exclusive of reversals of existing temporary differences.

1) Taxable income in prior carry-back years

Due to taxable losses in the previous two tax years, the Company did not rely upon taxable income in prior carry back years as a source of taxable income.

2) Future reversals of existing taxable temporary differences

The Company does not have significant taxable temporary differences relative to deductible temporary differences. However, the Company has analyzed the expected future reversal of the taxable temporary differences under the relevant tax law and the Company believes that the deferred tax assets can be appropriately offset by these amounts.

3) Tax planning strategies

The Company appropriately considered all tax-planning strategies and believes that it has a prudent and feasible tax-planning strategy [    ].

4) Future Taxable Income

The Company experienced pre-tax profits for the full year ended January 29, 2005 and has shown a continuous and steady improvement in performance since 2001, when the Company implemented a repositioning strategy. The Company recognizes that a cumulative loss in recent years is negative evidence that is difficult to overcome as noted in paragraph 23 of FAS 109. Pre-tax results improved by $5.6 million in fiscal 2004 compared to fiscal 2003 when the Company reported pre-tax profits of $1.6 million despite incurring approximately $4.0 million of non-recurring operational costs. Due to changes in circumstances, those costs will not be incurred in the future (e.g. elimination of union organizing activities which resulted in legal fees, first year of compliance with Section 404 of the Sarbanes-Oxley Act). Customers have continued to respond favorably to the new product offerings of the Company, [    ]. Externally, the Company has provided earnings guidance for the full year of 2 to 3 percent operating margins, as well as significant growth in the Company’s revenue. [   ]  Our first quarter actual results showed a 27 percent improvement in operating results over the prior year’s first quarter and our subsequent results have continued to track with our annual expectations.

Finally, the Company has no history of any operating losses or tax attributes expiring unused. However, with virtually no growth in earnings from the levels realized in fiscal 2004, the Company would still be able to realize the deferred tax asset in the carry-forward period.

Conclusion

Due to specific operating performance results achieved and expected in the carry-forward period, coupled with the existence of the Company’s tax planning strategies, the Company believes there is sufficient positive evidence as to the realizability of the deferred tax asset on a more likely than not basis in the twenty year carry-forward period as of January 29, 2005.

(7) Redeemable Convertible Preferred Stock, page 49

10.                               We note that you include your redeemable preferred stock in mezzanine equity.  Please clarify your disclosure of the preferred stock’s redemption features by specifically indicating whether it is redeemable at your option, the holder’s option, or both.

Response: As explained in paragraph 2 on page 49 under the title “Redemption”, the shares of preferred stock of the Company are redeemable at the option of the Company, not at the holder’s option, at any time after March 22, 2006 as described in such paragraph.  Please note that all shares of preferred stock of the Company were converted into shares of common stock effective July 30, 2005. The financial statements included in our Form 10-Q for the second fiscal quarter of 2005 will reflect such conversion.

Report of Independent Registered Public Accounting Firm, page 58

11.                                 We note that your auditors have excluded their signature from this report and their report on internal control over financial reporting.  Please amend your filing to include both these reports signed by your auditors.

Response: This was a typographical error in the Form 10-K. Deloitte & Touche LLP, our independent registered public accounting firm, did sign the auditor reports on our financial statements and our internal control over financial reporting included in the Form 10-K. We have retained signed copies of these reports pursuant to Rule 302 of Regulation S-T and enclosed for the Staff’s reference are copies of these signed reports.

We do not believe that this typographical error suggests to the readers that Deloitte & Touche LLP has intentionally excluded its signature from these reports. We referenced Deloitte & Touche LLP’s report on our internal control over financial reporting on page 62 of the Form 10-K, and we referenced Deloitte & Touche LLP’s report on our financial statements on page 64 of the Form 10-K. We also included as Exhibit 23.1 of the Form 10-K a signed consent of Deloitte & Touche LLP to the incorporation by reference in certain registration statements filed by the Company of Deloitte & Touche LLP’s reports on our financial statements and our internal control over financial reporting.

In view of the foregoing, the Company does not believe that it is necessary to amend the Form 10-K to correct this typographical error.

Schedule II — Valuation and Qualifying Accounts, page 66

12.                                 Based on the nature of your business, we would expect your Valuation and Qualifying Accounts schedule to include the activity in your allowance for sales returns, if material.  Please either revise to include this account in your schedule or otherwise tell us why disclosure of the activity in this account is not required.  See Rules 5-04 and 12-09 of Regulation S-X.

Response: The allowance for sales return reserve is $1.3 million as of January 29, 2005 and $1.2 million as of January 31, 2004 and is detailed on page 40 of the Form 10-K under “Revenue Recognition — Returns”. The allowance for sales return reserve was $1.1 million as of February 1, 2003.  We believe this balance is not material (representing only 0.5% of total assets) and would not be required to be specifically disclosed under Rules 5-04 and 12-09 of Regulation S-X.

*          *          *          *

The Company hereby acknowledges that it is responsible for and is committed to the adequacy and accuracy of the disclosures in the Company’s Form 10-K and Form 10-Q. The Company hereby acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings and that the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

The sample disclosure language provided herein is illustrative of the disclosures to be provided by the Company in future filings. Please note that the disclosure language actually provided by the Company in future filings may reflect revisions made by the Company to the sample language provided herein, but only to the extent such revisions are consistent with the Company’s responses herein to the Staff’s comments in the Comment Letter.

 If you have any further questions or require additional clarification, please contact me at 1-415-945-3578 or at pmckay@restorationhardware.com. Thank you for your assistance.

 Sincerely,

/s/ Patricia A. McKay

Patricia A. McKay
Executive Vice President and Chief Financial Officer

cc: Gavin B. Grover

      Morrison & Foerster LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Restoration Hardware, Inc.:

We have audited the accompanying consolidated balance sheets of Restoration Hardware, Inc. and subsidiaries (the “Company”) as of January 29, 2005 and January 31, 2004, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity, and cash flows for each of the three years in the period ended January 29, 2005. Our audits also included the financial statement schedule listed in Item 15(a)(2). These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Restoration Hardware, Inc. and subsidiaries at January 29, 2005 and January 31, 2004, and the results of their operations and their cash flows for each of the three years in the period ended January 29, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, our audits of the consolidated financial statements referred to in our aforementioned reports also included the consolidated financial statement schedule of Restoration Hardware Inc. and subsidiaries listed in Item 15(a)(2). The consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2, the accompanying fiscal 2003 and 2002 financial statements have been restated.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of January 29, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 14, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness.

/s/ Deloitte & Touche LLP

San Francisco, California
April 14, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Stockholders
Restoration Hardware, Inc.:

We have audited management’s assessment, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”, that Restoration Hardware, Inc. and subsidiaries (the “Company”) did not maintain effective internal control over financial reporting as of January 29, 2005, because of the effects of the material weakness identified in managements’ assessment, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency, or combination of signification deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected. The following material weakness has been identified and included in management’s assessment: The Company did not design and implement appropriate internal control over the accounting and disclosure for certain leases. This material weakness resulted in the restatement of the Company’s interim and annual consolidated financial statements as described in Note 2 to the consolidated financial statements. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedules of the Company as of and for the year ended January 29, 2005, and this report does not affect our report on such financial statements.

In our opinion, management’s assessment that the Company did not maintain effective internal control over financial reporting as of January 29, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of January 29, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and schedule as of and for the year ended January 29, 2005 of the Company and our report dated April 14, 2005 expressed an unqualified opinion on those consolidated financial statements and schedule.

/s/ Deloitte & Touche LLP

San Francisco, California
April 14, 2005